Exhibit 99.1

HomesToLife Announces Strategic Investment in Zeica Labs to Accelerate Next-Gen Smart Home Innovation

Singapore, January 15, 2026 – HomesToLife Ltd (Nasdaq: HTLM) (“HomesToLife”), a Singapore-based home furniture company with sales across Asia-Pacific, Europe and North America, today announced a US$1 million investment for a 10% fully diluted stake in Zeica Labs Pte. Ltd. (“Zeica Labs”).

The Investment will be made through HTL Marketing Pte. Ltd. (“HTL Marketing”), a wholly owned subsidiary of HomesToLife.

Zeica Labs is a newly formed Singapore technology company that owns the spatial-audio intellectual property and engineering capabilities behind Super X-Fi, a patented audio technology that delivers immersive, personalised sound experiences.

“This represents a strategically significant step in strengthening HomesToLife’s position as a technology-forward furniture company. Singapore will serve as the testbed for this technology, before potential expansion into other key markets. Singapore provides an ideal environment to pilot and refine these technologies before scaling them internationally,” said Ms Phua Mei Ming, Chief Executive Officer of HomesToLife.

Under the collaboration, HomesToLife plans to have Zeica Labs serve as its innovation and technology development partner, working closely with HomesToLife to integrate patented spatial-audio technology into selected upcoming furniture collections. HomesToLife intends to have this support HomesToLife’s broader strategy to develop differentiated, next-generation smart home products.

About HomesToLife Ltd (Nasdaq: HTLM)

HomesToLife is a global furniture company with two core divisions: a consumer retail division with direct operations in Singapore and Korea, and a wholesale & trade division.

Leveraging more than 50 years of heritage built by its founders, HomesToLife combines retail, distribution, and sourcing, supported by a diversified manufacturing network across China, Vietnam, and India. In May 2025, HomesToLife strengthened its design, product development and merchandising function through the acquisition of HTL Marketing.

HomesToLife is fast expanding across Europe, Asia-Pacific, and North America, leveraging long-standing supplier partnerships and a global presence to deliver scale, efficiency, and resilience.

About Zeica Labs

Founded in July 2025 and based in Singapore, Zeica Labs is a technology start-up built on a foundation of deep expertise within the consumer electronics industry – decades of collective experience among its founding team. This team combines strengths across a range of digital technologies, with a proven track record of delivering patentable algorithms. With a robust portfolio of close to 100 patents, Zeica Labs’ blend of seasoned talents and strong intellectual property positions it to serve B2B customers by researching and developing bespoke product solutions tailored to their evolving needs.

Contacts

HomesToLife Ltd Contact:

6 Raffles Boulevard, #02-01/02

Marina Square, Singapore 039594

Email: Investor@homestolife.com

Media/Investor Relations Inquiries:

Edelman Smithfield

HomesToLife@edelmansmithfield.com

Page 2 of 2